Exhibit 99.26

WBM Capital Corp. Announces Termination of Proposed RTO Transaction

VANCOUVER, BRITISH COLUMBIA, CANADA, June 27, 2025 – WBM Capital Corp. (the “Company” or “WBM”) announces that the agreement (the “Agreement”) between the Company and Wappier Inc. (“Wappier”) (previously announced on April 2, 2025) in respect of a proposed transaction between the Company and Wappier has been terminated. No deposit, loan or cash advance was made by the Company to Wappier in connection with the Agreement.

The Company will continue to pursue and evaluate other businesses and assets with a view to completing its qualifying transaction and will make further announcements with respect to these efforts as soon as practically possible.

About WBM Capital Corp.

WBM is a British Columbia corporation that is a reporting issuer under the securities laws of British Columbia, Alberta and Ontario. WBM has no material assets and does not conduct any operations or active business, other than the identification and evaluation of acquisition opportunities to permit the company to acquire a business or assets in order to conduct commercial operations.

For additional information, please contact:

WBM Capital Corp.

Carlo Rigillo

Chief Executive Officer

T: 647-400-4794

E: carlo.rigillo@gmail.com

Cautionary Note Regards Forward Looking Information

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, the Company has made certain assumptions. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.